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05013543

December 27, 2005

Rule 12g3-2(b) File No. 82-3326

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

RECEIVED
DEC 27 2005

Olympus Optical Co.,Ltd

~~Olympus Corporat~~ion
Rule 12g3-2(b) File No. 82-3326

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Olympus Corporation (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

Enclosed please find one English version press release issues by the Company on December 6, 2005. The Company has also issued seven press releases in Japanese between November 11, 2005 and December 6, 2005. No English versions or translations have been prepared for these seven press releases. We have prepared English summaries to these Japanese language press releases below:

- Press release, dated November 11, 2005, regarding an automatic image correction system, "Vision Plex 2" which displays seamless high-definition images by combining multiple projector images and announcing the acceptance of orders as of November 1, 2005.

- Press release, dated November 24, 2005, regarding Olympus Medical Systems Corp.'s establishment of centralized domestic base, "Medical Service Operation Center Shirakawa", for repairs of endoscope-related products and management of rental equipments.

PROCESSED
DEC 30 2005
THOMSON
FINANCIAL

Dlw 12/30

- Press release, dated November 25, 2005, regarding Olympus Imaging Corp.'s launch of "Type H series", a high-speed version of the existing recording media, "xD-Picture Card" for small digital cameras.

- Press release, dated November 28, 2005, regarding the launch of the new scanning confocal infrared laser microscope, "LEXT OL3000-IR", which is the industry's first infrared laser microscope with conforcal optics system that enables clear observation of the backside of IC chips, among others.

- Press release, dated December 2, 2005, regarding the launch of "U-UVF248", the new deep ultraviolet observation system for microscope, equipped with newly developed deep ultraviolet optics system which enables high resolution of 0.08μm.

- Press release, dated December 5, 2005, regarding the development of emission imaging technology for use in research on issues such as efficacy and side effects of drugs with less damage to cells, which enabling it to obtain various emission images and statistics of cells such as emission, shapes and positions.

- Press release, dated December 6, 2005, announcing the establishment of a CSR (Corporate Social Responsibility) procurement policy for Olympus group which stipulates that Olympus group companies will place a significance on its business partners' compliance with laws and regulations, human rights and labor standards and environmental friendliness in addition to existing criteria for selection of business partners such as quality, price and delivery schedule of products. Olympus group companies are requesting its domestic and overseas suppliers for their cooperation with CSR implementation from December 1, 2005.

On December 9, 2005, the Company issued, for distribution to shareholders, the 138th Interim Business Report in Japanese without preparing an English translation. We have therefore furnished an English summary of the Interim Business Report below:

- Interim Business Report for the six months ended September 30, 2005, as issued by the Company on December 9, 2005 for distribution to shareholders, which includes:

    - Highlights of business performance
    - Message to shareholders from Tsuyoshi Kikukawa, President and Representative Director of the Company
    - Management strategy by Tsuyoshi Kikukawa
    - Business focus
    - Olympus news
    - Outline of overall and business segment results
    - Summary of interim consolidated and non-consolidated financial statements
    - Basic corporate data, including a list of directors, corporate auditors and executive officers

- Stock information

On December 12, 2005, the Company has filed a Japanese-language revision of the interim consolidated financial digest and reference material for the interim financial results filed with the Tokyo Stock Exchange on November 8, 2005. We have therefore furnished an English summary of the amendments below:

- Notice on the Company's revision of the overseas sales in the segment information in the interim consolidated financial digest.
- Notice on the Company's destination-divided sales in the reference material for the interim financial results.

Finally, on December 14, 2005, the Company has filed with the Tokyo Stock Exchange a Japanese-language notice on its consolidated subsidiary, ITX Corporation's conclusion of a basic agreement with Tsubasa System Co., Ltd., regarding a transfer of the package software business from Tsubasa System.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please do not hesitate to contact me at (81)-3-5251-0202 if you have any questions regarding the enclosed information.

Very truly yours,

Mako Sasaki

Enclosure
MS/ms

News Release

December 6, 2005

Olympus Group Adopts
CSR Procurement Policy
Will Trade with Companies that Give Priority to Compliance and Consideration for Human Rights, Labor Standards and the Environment

Olympus Corporation (President: Tsuyoshi Kikukawa) has adopted the Olympus Group Procurement Policy as a common procurement policy for the entire Olympus Group. The policy stipulates that Olympus will trade with companies that give priority to compliance with laws and regulations and consideration for human rights, labor standards and the environment, in addition to the existing criteria of quality, price and delivery times. Olympus will call upon its suppliers in Japan and overseas to support the new policy from December 1 onwards.

This policy defines the Olympus Group's basic stance concerning the procurement of the materials, services and other items needed for the manufacture of its products. It states that the Olympus Group will build fair relationships with its suppliers, and that compliance with laws and regulations and consideration for human rights, labor standards and the environment will be priority criteria when selecting suppliers. The Olympus Group will aims to encompass procurement within the scope of its corporate social responsibilities (CSR) by calling upon its suppliers to cooperate in the fulfillment of those responsibilities.

The corporate philosophy that guides all aspects of the Olympus Group's business activities is expressed in the "Social IN" concept, which stands for "INvolvement," meaning participation as members of society, "INsight," meaning the sharing of new ideas, and "INspiration," meaning the creation of new values. To guide its CSR activities, Olympus has also adopted its Corporate Conduct Charter and Code of Conduct based on this corporate philosophy. In October 2004 it participated in the United Nations Global Compact. As a global enterprise determined to contribute to sustainable development of our society, it declared its intention to implement the 10 principles of the Global Compact in the area of human rights, labor, the environment, and anti-corruption by incorporating those principles into its business activities. This latest initiative forms part of the Olympus Group's efforts to put the 10 Global Compact principles into practice.

The Olympus Group aims to manufacture environment-friendly products. Under its Green Procurement Guidelines, which were introduced in October 2000, it strives to procure products, parts and materials that cause minimal environmental loads. Under the new procurement policy, the Olympus Group will require its suppliers to show respect for human rights and labor standards as well as the environment.

Main Provisions of Procurement Policy

1. Compliance with laws, regulations and social standards
2. Consideration for the environment
3. Promotion of fair and just trading
4. Supplier selection policies
5. Reinforcement of partnerships with suppliers
6. Prohibition on seeking of personal advantage

Related link

- Olympus Procurement Policy PDF (8KB)
- Request to Suppliers PDF (17KB)

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